ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

04036902

OUR FILE NUMBER: MK/7248

September 10, 2004

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED SEP 14 2004

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

PROCESSED SEP 17 2004 THOMSON FINANCIAL

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since May, 2004 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases	immediately	Issuer
i. July 22, 2004		
ii. August 12, 2004		
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. N/A		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. N/A		

dlw 9/16

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

BIOMS
MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BIOMS MEDICAL HIRES MULTIPLE SCLEROSIS CLINCAL TRIAL EXPERT
Dr. Leopold Arfors appointed Medical Director of BioMS

Edmonton, Alberta, July 22, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), is pleased to announce the appointment of Leopold Arfors, M.D., Ph.D., to the newly created position of Medical Director.

"Dr. Arfors has extensive experience in drug development and has designed and completed numerous clinical trials, in particular for multiple sclerosis products," said Kevin Giese, President of BioMS Medical. "With our pivotal trial for MBP8298 in secondary progressive MS about to commence, Dr. Arfors will play a key role in the execution of this clinical program."

Prior to joining BioMS Medical, Dr. Arfors was the Product Medical Director at AstraZeneca, heading the clinical development of drugs for MS and other autoimmune diseases. He was also a member of AstraZeneca's MS disease area specialist team for validation of potential biomarkers for MS clinical trials and evaluation of in-licensing opportunities.

Dr. Leopold Arfors holds an M.D. from the Karolinska Institute in Stockholm, Sweden, where he also earned his Ph.D. He is board certified in clinical immunology, as well as internal medicine with sub-specialization in rheumatology and has served in that capacity for many years at the Karolinska University Hospital in Stockholm. His experience also entails several years at the SBL immunological laboratory and consultancy rheumatology at the Kronan pain clinic in Stockholm. His pharmaceutical industry experience dates back to 1995, when he joined the Swedish company Astra; which through a merger became part of AstraZeneca.

About BioMS Medical Corp.
BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials and has recently been approved to enter into a pivotal Phase II/III clinical trial. In addition, the Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology.

BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BioMS Medical Announces Its Intention to Renew a Normal Course Issuer Bid

Edmonton, Alberta, August 12, 2004 - BioMS Medical Corp (TSX: MS) a leading developer in the treatment of multiple sclerosis (MS), announced today that it is renewing its normal course issuer bid. Under the bid, which will be conducted pursuant to the rules of the Toronto Stock Exchange ("TSX"), the Company may purchase up to 200,000 of its Class A common shares (the "Common Shares") representing approximately 0.4% of the Company's issued and outstanding Common Shares.

The bid will commence August 15, 2004 and will expire August 14, 2005 or such earlier date as the Company may complete its purchases. The price at which the Company will purchase its shares will be the market price thereof at the time of acquisition. Purchases of Common Shares will be made in the open market through the facilities of the TSX. Any Common Shares acquired by the Company will be cancelled. The Company has 51,859,466 Common Shares issued and outstanding as of August 12, 2004. During the previous 12 months, the Company acquired 117,200 of its Common Shares at an average price of $3.30 per share by way of a normal course issuer bid.

"BioMS Medical has a strong cash position and the Board believes that the market price of the Common Shares may not fully reflect the value of the Company's business and its future business prospects," says the Company's Chairman, Clifford D. Giese, "As a result, the Board has concluded that the purchase and cancellation of the Common Shares may represent an appropriate and desirable use of the Company's funds and provide market stability."

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials and has recently been approved to enter into a pivotal Phase II/III clinical trial. In addition, the Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology.

BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
wrgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com